Exhibit 99.1

UR-ENERGY INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2011

March 2, 2012

-i-

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of Ur-Energy Inc. (“Ur-Energy” or the “Corporation”) is as of March 2, 2012.

Financial Information

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Currency

All references in this AIF to “dollars” or “$” are to Canadian dollars, unless otherwise indicated.

Forward-Looking Information

This AIF contains “forward-looking statements” within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary economic analysis of the Lost Creek Project); (ii) receipt of (and related timing of) the Record of Decision from the U.S. Bureau of Land Management, and all other necessary permits related to the Lost Creek Project; (iii) the Lost Creek Project will advance to production and the production timeline; (iv) production rates, timetables and methods of recovery at the Lost Creek Project; (v) the procurement and construction plans at the Lost Creek Project; (vi) the potential of exploration targets at and the results from exploration and development drilling on the Lost Creek, LC North, LC South and EN Projects, including the lands recently acquired by the Corporation; (vii) the ability to complete additional uranium sales agreements, and upon what terms; (viii) the prospect for further development of, and licensing and permitting process for Lost Soldier; (ix) timing, completion, and funding for and results of further exploration programs at Lost Soldier, the ventured projects of Bootheel Project and Hauber Project, on the leased lands in the Nebraska exploration prospect and at Screech Lake. These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Corporation’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Corporation does business; changes in the Corporation’s size and structure; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; uncertainties regarding the Corporation’s need for additional capital; uncertainty regarding the fluctuations of the Corporation’s quarterly results; uncertainties relating to the Corporation’s status as a foreign private issuer/non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Corporation’s listing on the NYSE Amex, LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Corporation’s expected classification as a “passive foreign investment company” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s status as a “controlled foreign corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s investments and other risks and uncertainties described under the heading “Risk Factors” of this AIF.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on November 23, 2003, as amended. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Corporation’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources,” may be disclosed and discussed). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable. U.S. investors are urged to consider closely the disclosure in our disclosure documents which may be secured from us, or online at http://www.sec.gov/edgar.shtml or www.sedar.com.

Metric/Imperial Conversion Table

The imperial equivalents of the metric units of measurement used in this AIF are as follows:

Imperial Measure	Metric Unit	Metric Unit	Imperial Measure
0.03215 troy ounces	1 gram	31.1035 grams	1 troy ounce
2.4711 acres	1 hectare	0.4047 hectares	1 acre
2.2046 pounds	1 kilogram	0.4536 kilograms	1 pound
0.6214 miles	1 kilometer	1.6093 kilometers	1 mile
3.2808 feet	1 meter	0.3048 meters	1 foot
1.1023 short tons	1 tonne	0.9072 tonnes	1 short ton

Currency Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of equivalent Canadian dollars for one U.S. dollar:

	Year Ended December 31
Canadian dollar	2007	2008	2009	2010	2011
End of period	$0.98200	$1.22280	$1.04940	$1.00020	$1.02340
Average for the period	$1.07440	$1.06669	$1.14235	$1.03075	$0.98930

	September	October	November	December	January	February
Canadian dollar	2011	2011	2011	2011	2012	2012
High for the month	$1.03290	$1.05630	$1.04890	$1.03890	$1.02900	$1.00180
Low for the month	$0.97730	$0.99230	$0.99680	$1.00990	$1.00200	$0.99280

Exchange rates are the historical interbank foreign exchange rates for the appropriate period as quoted by OANDA Corporation (“OANDA”) on its website www.oanda.com The rate quoted by OANDA for the conversion of United States dollars into Canadian dollars on March 2, 2012 is CDN$ 0.9874 = US$1.00.

Uranium Prices

Unlike other commodities, uranium does not trade on an open market. Contracts are negotiated privately by buyers and sellers. Uranium prices are published by two of the leading industry-recognized independent market consultants, The Ux Consulting Company, LLC and TradeTech, LLC, who publish on their respective websites. The following information reflects an average of the per pound prices published by these two consulting groups for the timeframe indicated:

December 31 of [year]	2007	2008	2009	2010	2011
Spot price (US$)	$89.50	$52.50	$44.50	$62.25	$51.88
LT price (US$)	$95	$70	$61	$66	$62.00

	August	September	October	November	December	January	February
	2011	2011	2011	2011	2011	2012	2012
Spot price (US$)	$49.13	$52.25	$51.88	$51.63	$51.88	$52.13	$52.00
LT price (US$)	$64.50	$63.50	$63.00	$62.50	$62.00	$61.00	$60.00

THE CORPORATION

Name, Address and Incorporation

Ur-Energy is a corporation continued under the Canada Business Corporations Act on August 8, 2006. The registered office of the Corporation is located at 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5. The Corporation’s United States headquarters is located at 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127. The Corporation also has an office at 5880 Enterprise Drive, Suite 200, Casper, Wyoming 82609. Effective January 1, 2012, the Corporation no longer maintains an office in Brampton, Ontario. The Common Shares are listed on the TSX under the symbol “URE” and on the NYSE Amex under the symbol “URG.”

Intercorporate Relationships

The Corporation has three wholly-owned subsidiaries: Ur-Energy USA Inc. (“Ur-Energy USA”), a company incorporated under the laws of the State of Colorado; ISL Resources Corporation (“ISL”), a company incorporated under the laws of the Province of Ontario, which holds no assets or liabilities; and CBM-Energy Inc. (“CBM”), a company incorporated under the laws of the Province of Ontario. CBM is a shell company with no assets or liabilities other than those related to its incorporation.

ISL has one wholly-owned subsidiary, ISL Wyoming, Inc., a company incorporated under the laws of the State of Wyoming, which also currently has no assets or liabilities.

Ur-Energy USA has two wholly-owned subsidiaries: NFU Wyoming, LLC (“NFU Wyoming”), a limited liability company formed under the laws of the State of Wyoming to facilitate the Corporation’s acquisition of certain property and assets; and, Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming to hold and operate the Corporation’s Lost Creek Project property and assets.

Ur-Energy USA has two jointly held subsidiaries with NFU Wyoming: NFUR Bootheel, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s participation in an exploration, mining and development agreement with Crosshair Energy Corporation; and NFUR Hauber, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s participation in a venture project at its Hauber project, in which NCA Nuclear, Inc., a subsidiary of Bayswater Uranium Corp. is the earn-in member and manager.

NFUR Hauber has one wholly-owned subsidiary: Hauber Project LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Hauber project and facilitate the venture with Bayswater Uranium Corp. for exploration of the Hauber project.

NFUR Bootheel has one subsidiary:  The Bootheel Project, LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s interest in the Bootheel Project, a venture formed with Crosshair Energy Corporation, in which Ur-Energy, at December 31, 2011, owns a 25% interest.

The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out here:

GENERAL DEVELOPMENT OF THE BUSINESS

Incorporated on March 22, 2004, Ur-Energy is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The registered office of the Corporation is in Ottawa, Ontario and the corporate headquarters is located in Littleton, Colorado. Ur-Energy also maintains an operations office in Casper, Wyoming. At December 31, 2011, the Corporation’s U.S. subsidiary, Ur-Energy USA, employed 37 persons, in its Littleton, Colorado (16) and Casper, Wyoming (21) offices. None of the other subsidiaries currently has any employees.

The Corporation’s current land portfolio includes 13 projects in the United States and three exploration projects in Canada. Ten of the U.S. projects are in the Great Divide Basin, Wyoming, of which the Corporation’s flagship property, Lost Creek, is advancing through regulatory approvals to construction and production. Ur-Energy’s Lost Soldier project also contains an NI 43-101 compliant mineral resource.

The Corporation’s Wyoming properties together total more than 62,000 acres (25,000 hectares) and leased lands for exploration prospects in Nebraska represent an additional approximately 35,000 acres (14,164 hectares). The Corporation has two properties in the Northwest Territories, Canada and one property in Nunavut, Canada. Collectively, the Corporation’s landholdings total approximately 97,000 acres (39,256 hectares) in the U.S. and approximately 140,000 acres (56,656 hectares) in Canada.

Lost Creek Property – Great Divide Basin, Wyoming

The Corporation currently controls a total of 2,181 unpatented mining claims and four State of Wyoming sections for a total of approximately 43,500 mineral acres (17,600 hectares) in the area of Lost Creek, including the Lost Creek permit area (the “Lost Creek Project”) and certain adjoining properties comprising LC North, LC South, EN and Toby project areas (collectively, with the Lost Creek Project, the “Lost Creek Property”). This land status description represents an increase attributable to the location of some 253 additional unpatented mining claims, in total, at the LC North and LC South Projects, and the recent acquisition of property interests contiguous to the southeast, north and southwest boundaries of the Lost Creek Project. This latter acquisition of approximately 5,250 acres (2,125 hectares) (175 federal mining claims and two State of Wyoming mineral leases) resulted from an asset exchange agreement announced in February 2012 in which the Corporation exchanged an historic mineral database for the property interests and data related to the property.

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. Lost Creek was acquired by the Corporation in 2005. The permit area of the Lost Creek Project covers 4,254 acres (1,722 hectares), comprising 201 lode mining claims and one State of Wyoming mineral lease section. A royalty on future production of 1.67% is in place with respect to 20 claims of the Lost Creek Project; a royalty also exists on the State of Wyoming mineral lease as provided by law. Since 2005, the Corporation has advanced the exploration, development and permitting of the Lost Creek Project.

Ur-Energy has drilled 1,181 holes and monitor wells at the project. Design work for the initial mine units and plant facilities has been completed, a construction contractor chosen and procurement of long lead-time equipment initiated. The progression of exploration and development of Lost Creek Project in anticipation of proceeding to production is further discussed below under the heading “Business of Ur-Energy – Lost Creek Property.”

Beginning in 2007, the Corporation has proceeded with required permitting and licensure through applications for a Source and Byproduct Materials License from the U.S. Nuclear Regulatory Commission (“NRC”); a Plan of Operations with the United States Bureau of Land Management (“BLM”); and a Permit and License to Mine from the Wyoming Department of Environmental Quality (“WDEQ”), as well as all other required authorizations from federal, state and local agencies. The NRC license and WDEQ permit, as well as several other permits have been issued in final form, and other milestones achieved in the permitting process. These regulatory developments are further discussed below under the heading “Business of Ur-Energy – Lost Creek Property.”

As confirmed in a National Instrument 43-101 (“NI 43-101”) technical report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” prepared by Ur-Energy and dated February 29, 2012 (the “2012 Preliminary Economic Assessment”) the reported mineral resources support the economic viability and continued development to mine production of the Lost Creek Project. The 2012 Preliminary Economic Assessment confirms the economic viability and supports the earlier recommendations to continue development to mine production all based upon the earlier reported mineral resources at the “main mineral trend” (“MMT”) of the Lost Creek Project, without further consideration of the additional resource estimate reported.

The earlier reported mineral resources, validated by Mr. Cooper, include 5.22 million pounds eU3O8 of Measured and Indicated Mineral Resources contained in 4.73 million tons, at an average grade of 0.055% eU3O8; and 0.78 million pounds eU3O8 of Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051% eU3O8. The economic analysis is based upon an assumed 80% recovery of the reported total mineral resources in the MMT.

The 2012 Preliminary Economic Assessment reports additional mineral resources at the Lost Creek Project as follows: 287,900 pounds eU3O8 Measured Resources, contained in 257,700 short tons at an average grade of 0.056% eU3O8; 254,400 pounds eU3O8 Indicated Resources, contained in 242,700 short tons at an average grade of 0.052% eU3O8; and a further 234,000 pounds eU3O8 Inferred Resources, contained in 221,000 short tons at an average grade of 0.053% eU3O8. The report also reports, for the first time, mineral resources on the adjoining LC North and LC South Projects at the Lost Creek Property. See also “Business of Ur-Energy – Lost Creek Property.”

The purpose of the 2012 Preliminary Economic Assessment was to report new mineral resources following the 2011 drill program and to confirm the technical and economic viability of Lost Creek Project using the scientific and technical information currently available. The report again demonstrates both the technical and economic viability of the Lost Creek Project. See also the extract of the 2012 Preliminary Economic Assessment set forth below under the heading “Business of Ur-Energy – Lost Creek Property.”

Lost Creek Project and Four Adjoining Projects Form the Lost Creek Property

The Lost Creek Property includes the Lost Creek Project and the LC North, LC South, EN and Toby project areas. Various royalties, none more than one percent, exist on future production from claims within these project areas. As set forth above, the 2012 Preliminary Economic Assessment reports for the first time a mineral resource at each of the LC North and LC South Projects: 398,200 pounds eU3O8 (as an Inferred Mineral Resource), contained in 413,800 tons at a grade of 0.048% eU3O8 at LC North, and an Inferred Mineral Resource of 602,600 pounds eU3O8 contained in 710,000 tons, at a grade of 0.042% eU3O8 at the LC South Project. The 2012 Preliminary Economic Assessment recommends continued drilling at both the LC North and LC South Projects. At LC North, it is recommended that drilling pursue the potential for extension of the MMT in the HJ and KM horizons; at LC South both wider spaced exploration drilling and close-spaced testing of the FG trend is recommended. These and the other adjoining projects are discussed below under the heading “Business of Ur-Energy – Lost Creek Property.”

Other Wyoming Projects:

Lost Soldier Project – Great Divide Basin, Wyoming

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek Project. Lost Soldier has over 3,700 historic drill holes defining 14 mineralized sandstone units. NI 43-101 compliant resources for Lost Soldier (Technical Report – Lost Soldier July 2006, by C. Stewart Wallis) are 5.0 million pounds of U3O8 at 0.064% as a Measured Mineral Resource, 7.2 million pounds of U3O8 at 0.065% as an Indicated Mineral Resource and 1.8 million pounds of U3O8 at 0.055% as an Inferred Mineral Resource. The NI 43-101 report is filed on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml. The Corporation maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres. A royalty of one percent, arising from a data purchase, is in place with respect to future production on certain claims within the project. While no longer deemed to be a material property by the Corporation, Ur-Energy continues to anticipate that further technical work and regulatory applications for Lost Soldier will be completed as corporate priorities are determined for the exploration and development of the Lost Creek Property, and funding may be allocated to the Lost Soldier project.

Wyoming Ventures: The Bootheel Project, LLC and Hauber Project LLC

The Corporation has successfully ventured two of its Wyoming properties: the Bootheel and Hauber projects.

Hauber Project - Black Hills Uplift, Wyoming

The Corporation’s wholly-owned Hauber Project maintains properties within the Black Hills Uplift in Crook County, Wyoming, comprising 205 unpatented lode mining claims and one State of Wyoming uranium lease totaling approximately 4,570 mineral acres (1,849 hectares). In January 2010, NCA Nuclear Inc., a subsidiary of Bayswater Uranium Corp. (TSX.V:BYU)(“Bayswater”), and the earn-in member and manager of the venture since 2009, completed an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of eU3O8 (Indicated Mineral Resources) in 423,000 tons at an average grade of 0.17% eU3O8.  Bayswater’s NI 43-101 Technical Report is filed on www.sedar.com.  NCA Nuclear Inc. can earn a 75% interest in the Hauber Project by completing its US$1 million earn-in commitment. During 2011, the earn-in commitment was extended an additional year, allowing NCA Nuclear to complete its obligations prior to March 31, 2015. In February 2012, NCA’s program and budget for the coming budget year was approved.

The Bootheel Project – Shirley Basin, Wyoming

Crosshair Energy Corporation (TSX:CXX; NYSE Amex: CXZ) (formerly Crosshair Exploration & Mining Corp., “Crosshair”) continues to advance the Bootheel Project.  The Bootheel Project’s properties within the Shirley Basin, Wyoming cover total defined areas of approximately 8,524 gross, and 7,895 net, mineral acres.  A drilling program was completed in 2011, the results of which have been reported by Crosshair and form the basis for an updated NI 43-101 technical report increasing the mineral resource at the Bootheel property.  This updated report has been filed by Crosshair on www.sedar.com.  Crosshair also continues its work with a contractor completing wildlife surveys and other baseline monitoring on the Bootheel Project.  Ur-Energy declined to fund its portion of the budget for the venture’s budget year ending March 31, 2012, which will result in a reduction in its ownership from 25% to approximately 20% at the conclusion of that budget year.  At December 31, 2011, the Corporation retained a 25% equity interest in the Bootheel Project.

Additional U.S. Exploration Activities and Corporation Databases

In January 2011, the Corporation announced the expansion of its U.S. exploration activities into western Nebraska. The Corporation has leased approximately 35,000 acres (14,164 hectares)(not contiguous) for initial exploration to test new concepts in a geologic environment that is favorable for the discovery of uranium deposits. An in-house team of geologists conducted a detailed study mapping the subsurface geology and host formations, leading to the land leasing program. The study area covers eleven counties in western Nebraska and is based on data obtained primarily from the records of several thousand oil and gas well logs. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations; these may contain deposits similar in nature to Cameco Resources (TSX: COO) Crow Butte deposit in Dawes County, Nebraska. Ur-Energy’s land position was chosen in areas with similar geologic characteristics to the Crow Butte deposit, which is presently being mined by in-situ recovery method. The Corporation plans for continued exploration of the leased lands.

Evaluation continues of the Corporation’s historic exploration databases, in an effort to realize additional value from the databases. In 2009, Ur-Energy sold one such database to Peninsula Energy Ltd. (formerly, Peninsula Minerals Limited) for US$1.0 million and a one percent production royalty on defined lands within an area of interest in Wyoming. The asset exchange completed in February 2012 for property interests adjacent to the Lost Creek Project realized substantial value for one of the Corporation’s historic databases. During 2011, an additional mineral database was acquired by the Corporation. The exploration databases owned by the Corporation contain data on lands controlled by the Corporation, as well as data related to lands controlled by third parties.

Canadian Exploration Properties

The Corporation has three properties in northern Canada: Screech Lake and Gravel Hill (together, approximately 96,100 acres (38,900 hectares)) in the Thelon Basin, Northwest Territories, and Bugs (approximately 45,000 acres (18,200 hectares)) in the Baker Lake Basin, Nunavut.

The Screech Lake project remains the Corporation’s priority in Canada. The Corporation’s landholdings at Screech Lake total more than 60,600 acres (24,500 hectares). Various exploration and field programs (sampling, geophysics, claims maintenance) have been conducted on the property since 2005, including a field program in 2009. Highly anomalous radon concentrations and trends have been identified. The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech radon trend the primary focus of more advanced exploration on the Screech Lake project. An audio-magnetotelluric survey conducted in 2009 calculated depth measurements which will better define drill equipment requirements for future programs and defined, in part, near-surface unconformity targets and better definition of cross-structures.

No work was conducted at the Canadian projects during 2011 and, currently, no work is planned in 2012.

Technical Developments

The Corporation has filed an NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” dated February 29, 2012, which reports additional Mineral Resources (in all categories: Measured, Indicated and Inferred) at the Lost Creek Project and reports for the first time a Mineral Resource (Inferred) at two of the adjoining projects, LC North and LC South. The report concludes that the known mineral resources at the Lost Creek Project continue to support the economic viability and continued development to mine production of the project.

In March 2011, the Corporation filed an NI 43-101 Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” (March 16, 2011) (the “2011 Preliminary Assessment”) which reported that the mineral resources support the economic viability and continued development to mine production of the Lost Creek Project. The 2011 Preliminary Assessment has now been superseded by the 2012 Preliminary Economic Assessment.

Prior to the completion and filing of the 2011 Preliminary Assessment, an amendment to the 2008 Lyntek Preliminary Assessment was filed February 25, 2011 on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml: Amended NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (April 2, 2008, amended February 25, 2011)(Independent Qualified Persons C. Stewart Wallis, P.Geo., John I. Kyle, P.E., and Douglas K. Maxwell, P.E.). The 2008 Lyntek Preliminary Assessment was released in amended form following a review of the Preliminary Assessment by the Ontario Securities Commission, which required the correction of certain deficiencies under NI 43-101. The amended report included analysis and recalculation of the mineral resources of the project, with the inclusion of certain drill data generated from the project from June 2006 - March 2008 that was not previously included in the report. The 2008 Lyntek Preliminary Assessment was superseded by the 2011 Preliminary Assessment upon its filing.

Board of Directors and Management Changes

As of May 16, 2011, the Corporation’s Vice President of Mining and Engineering, Wayne W. Heili, was promoted to President and Chief Operating Officer and appointed as a Director of the Corporation.  Roger L. Smith was appointed Chief Administrative Officer in addition to his existing role as Chief Financial Officer. Steven M. Hatten, Ur-Energy’s Director of Engineering & Operations, was appointed Vice President, Operations; John W. Cash, Ur-Energy’s Director of Regulatory Affairs, was appointed Vice President of Regulatory Affairs, Exploration & Geology; and Penne A. Goplerud, Ur-Energy’s Associate General Counsel was appointed General Counsel and Corporate Secretary. Paul Goss, General Counsel and Corporate Secretary, and Harold Backer, Executive Vice President of Geology and Exploration departed the Corporation.

Effective August 1, 2011, Wayne W. Heili was named President and Chief Executive Officer.  Former Chief Executive Officer, W. William Boberg, remains a Director of the Corporation.

During the year, Paul W. Pitman ceased to be Vice President of Canadian Exploration and subsequently canceled a consulting arrangement with the Corporation.

Mr. Robert Boaz resigned as a director of the Corporation on May 4, 2010. Mr. Boaz had served as a director since March 2006.

Corporate and Financing Developments

In February 2012, the Corporation announced a $15,000,000 private placement which allowed for an over-allotment of up to 15% of the issuance being sold. On February 23, 2012, the Corporation closed the private placement for gross proceeds of $17,250,000. BlackRock, Inc., an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for 2,000,000 Common Shares issued under the private placement. The agents were paid a four and one half percent (4.5%) commission.

In January and February 2012, the Corporation announced it had entered into additional uranium sales arrangements relating to production from the Lost Creek Project. An arrangement concluded in January 2012 calls for delivery of 200,000 pounds uranium concentrates per year to a North American based utility company in a multi-year schedule commencing in 2013. The average delivery price under the arrangement is consistent with the Long-Term U3O8 Price Indicator at that time as published by Trade Tech. In February 2012, the Corporation announced a uranium sales agreement under which it will deliver 100,000 pounds of uranium concentrates per year in another multi-year schedule. The agreement specifies firm delivery prices in the low US$60 per pound range over its term.

These announcements follow the March 2011 announcement that the Corporation had entered into its first such uranium sales agreement. That long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

The 2012 sales agreements were completed as a part of the Corporation’s strategic marketing and development plan, in conjunction with an agreement, announced in October 2011, with NuCore Energy, LLC (“NuCore”). Under the arrangement, Mr. Cornell, President of NuCore, is representing Ur-Energy exclusively in negotiation of uranium off-take purchase agreements for future production, as well as providing professional advisory services.

The Corporation announced on February 7, 2011 that it had entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 10,000,000 Common Shares of the Corporation at a price of $3.00 per Common Share for gross proceeds of $30,000,000. Closing of the offering was delayed while the Corporation updated its continuous disclosure filings, including the preparation of an updated NI 43-101 Technical Report. Due to the delay, the prospectus for the Offering was withdrawn by the Corporation on March 11, 2011.

The Corporation completed a brokered private placement financing May 31, 2010, under which the Corporation issued 5,000,000 Common Shares at a price of $1.00 per share for gross proceeds of $5,000,000. BlackRock, Inc., an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 Common Shares issued under the private placement.

On June 24, 2010, the shareholders of the Corporation approved the “Ur-Energy Inc. Restricted Share Unit Plan,” (“RSU Plan”) which had been adopted by the Board of Directors (the “Board”) of the Corporation on May 7, 2010. The Corporation adopted the RSU Plan as part of the Corporation’s overall stock-based compensation plan. The RSU Plan allows participants to receive restricted share units (“RSUs”) and earn actual Common Shares of the Corporation over time, rather than options that give participants the right to purchase stock at a set price. The Corporation continues to have the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 (“Option Plan”), which was approved by the shareholders most recently in 2011. Combined, the Option Plan and the RSU Plan provide that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant. The Corporation expects to allocate approximately 80% of the number of Common Shares eligible for grant to the Option Plan and approximately 20% of the number of Common Shares eligible for grant to the RSU Plan.

On April 28, 2009, at the Corporation’s annual and special meeting of shareholders, the shareholders approved and ratified the Corporation’s Shareholder Rights Plan which became effective on November 7, 2008. Through a Successor Rights Plan Agreement, effective as of January 1, 2010, the Successor Rights Agent is now Computershare Investor Services Inc.

BUSINESS OF UR-ENERGY

The Corporation is a uranium exploration company currently in the process of completing mine planning and permitting activities to bring its Lost Creek, Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition, evaluation, exploration and development of uranium properties in the United States and in Canada.

The Corporation continues to actively pursue future growth opportunities by evaluating the acquisition of exploration, development or production assets as well as considering joint venture or similar projects for existing Corporation properties. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Although the Corporation may from time to time be a party to letters of intent in respect of certain joint ventures opportunities and other acquisitions, the Corporation currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

Lost Creek Property

Ur-Energy’s key priority is to advance its Lost Creek Project (located in the Great Divide Basin, Wyoming) into production, completing all regulatory requirements, and design and development work, in order that when the final regulatory authorization is received, construction may commence promptly. Achievement of these objectives depends upon the successful completion of various milestones and the timely issuance of the single remaining regulatory approval required prior to construction and production.

Lost Creek Project: Regulatory

Ur-Energy continues to focus its efforts on the regulatory processes necessary to obtain all required authorizations to mine uranium by in situ recovery (“ISR”) methods at the Lost Creek Project. At this time, Lost Creek awaits the sole remaining approval: the Record of Decision from the BLM in respect of the project’s Plan of Operations. Based upon agency guidance received to date, the Record of Decision should be forthcoming in early summer 2012.

On January 11, 2011, the NRC issued the draft NRC Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project. The Corporation received the NRC site-specific Supplemental Environmental Impact Statement (“SEIS”) for the project in June 2011. The final NRC License, including the Safety Evaluation Report (“SER”) for the project was received in August 2011. The Corporation subsequently submitted its application for an amendment to the NRC License to include the yellowcake drying and packaging circuit of the Lost Creek plant. The Corporation also anticipates submitting an application for an amendment to the NRC License to allow for mineral recovery from the KM horizon which is immediately below the approved HJ horizon.

Initially, the process with the NRC, leading to licensure, commenced in October 2007 when the Corporation submitted its application for the NRC License. In June 2008, the NRC notified the Corporation that the acceptance review had been completed and the application was found sufficient for technical review. Beginning in November 2008, the NRC submitted various Requests for Additional Information to the Corporation for both the Technical Report and Environmental Report portions of the Application and the Corporation responded. In June 2009, the NRC issued its Generic Environmental Impact Study (“GEIS”). In addition to the GEIS, the NRC is required to complete a site-specific SEIS for new ISR operations. The Corporation received the Lost Creek draft SEIS in December 2009.

The BLM is preparing the environmental review required before approving the Lost Creek Plan of Operations that was submitted to the BLM in November 2009. A third-party contractor has been assigned to draft the environmental review documents. In February 2011, the BLM issued a Notice of Intent (“NOI”) for the Lost Creek Plan of Operations. The NOI commenced the scoping process related to the BLM’s Environmental Impact Statement (“EIS”) for the Lost Creek project’s Plan of Operations. The BLM stated in the NOI that it “may decide it is appropriate to incorporate by reference into its own EIS all or part of the [NRC’s FSEIS] once it is complete.” Subsequently, the BLM confirmed its intention to incorporate part of the NRC SEIS and/or other licensing documents, and has advised that it anticipates the Record of Decision to be issued by early summary 2012.

In November 2010, the Corporation submitted to the U.S. Environmental Protection Agency (“EPA”) an application for a permit to construct two holding ponds at Lost Creek. The EPA granted this permit in December 2011. Earlier, in May 2010, the Wyoming State Engineer’s Office issued its approval for the construction and operation of the two holding ponds at the Lost Creek site. In August 2011, the EPA issued an aquifer exemption for Lost Creek.

The WDEQ Land Quality Division (“WDEQ-LQD”) granted the Permit to Mine for the Lost Creek Project (“WDEQ Permit”) on October 21, 2011, following a determination by the Wyoming Environmental Quality Council (“WEQC”) with respect to a third-party objection.  As a part of its ruling in favor of the project, the WEQC directed that the WDEQ Permit be approved by the WDEQ. The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protective measures at the project for the greater sage grouse species.  The WDEQ’s separate approval of an aquifer reclassification is also a part of the WDEQ Permit. The WDEQ Permit was issued conditioned upon the BLM’s completion of its environmental review and approval of the Lost Creek Plan of Operations. The issuance of the permit concluded nearly four years of an iterative process between the Corporation and the WDEQ following the Corporation’s submission of its application for the WDEQ Permit in 2007.

In March 2010, the U.S. Fish and Wildlife Service (“USFWS”) submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse, whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species. When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment. This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.

As a part of its WDEQ Application, the Corporation submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Wyoming Game and Fish Department (“WGFD”) reviewed and recommended the Wildlife Management Plan to the WDEQ, including findings that the Wildlife Management Plan meets all of the protection measures for the greater sage grouse species, and is consistent with the Wyoming Governor’s Executive Order on the sage grouse. Following WGFD’s recommendation, the Lost Creek Wildlife Management Plan was incorporated into the WDEQ Permit.

Other Authorizations Received for Lost Creek

In addition to the NRC License, WDEQ Permit to Mine, and EPA approvals received during 2011, the Corporation has received several final permits or authorizations related to Lost Creek in 2009-2011:

•	Sweetwater County approved the Lost Creek Project Development Plan in December 2009;

•	WDEQ-Air Quality Division issued the Lost Creek Air Quality Permit in January 2010; and

•	WDEQ-Water Quality Division (“WDEQ-WQD”) issued the Class I Underground Injection Control (“UIC”) Permit to drill, complete and operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek project (May 2010).

Lost Creek Project –Drilling, Development, Design and Procurement

In addition to the historic drill data (approximately 563 holes) it owns with regard to Lost Creek, Ur-Energy has now completed 1,181 drill holes totaling approximately 789,141 feet (240,530 meters) on the Lost Creek Project. The Corporation completed necessary delineation drilling for the planning of the first mine unit in 2008, and for the second mine unit during 2009-2010.

The Corporation continued its development program at the project with its 2009-1Q2010 drill program: 298 holes of delineation and monitor well drilling (approximately 213,040 feet (64,935 meters)) were drilled to obtain geologic data necessary for mine planning within the HJ horizon for Mine Unit #2. A secondary objective of that program was to continue to collect data from the underlying mineralized horizons (KM and N) for future production planning. The program also included the drilling and installation of monitoring wells to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon, the KM Horizon, underlying the HJ Horizon. The HJ Horizon is the subject of the Corporation’s current license and permit; applications to amend those licenses to recover ore from the KM Horizon are anticipated to be submitted in the future.

Previously, a deep test well was drilled in 2008 (9,997 feet (3,047 meters)), which provided the detailed data, including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates, for the application for the WDEQ-WQD Class I UIC permit. The Corporation submitted the application in June 2009; the Class I UIC permit was issued by the WDEQ-WQD in May 2010.

Much of the 2010 drill program was conducted to advance the permitting processes. A total of 39,061 feet (11,906 meters) of drilling accomplished the following: 45 drill holes to complete delineation of resources within the KM Horizon beneath Mine Unit #1; improvements to 19 monitoring wells at the request of the WDEQ; installation of two new monitoring wells. Additionally, six wide-spaced exploration holes were drilled to test deeper horizons.

The initial regulatory authorizations will permit recovery of uranium within the HJ stratigraphic horizon at Lost Creek, a unit that starts at a depth of approximately 325 feet (99 meters). Resources within the underlying KM stratigraphic horizon, with the top of the horizon at about 475 feet (145 meters), will be permitted and mined as a separate future mine unit through amendment to the license and permits. Because some resources within the KM Horizon underlie Mine Unit # 1 they required delineation before mining Mine Unit #1. Mineral intercepts averaged 14.1 feet (4.3 m) of 0.049% eU3O8. Leach tests completed on samples from the KM region yielded favorable results consistent with those of the HJ Horizon.

In addition to the improvements to existing monitoring wells, the 2010 drilling included installation of two new observation monitor wells. This concluded the pre-mining installation of regional and Mine Unit #1 monitoring wells that will be used for operational monitoring. Following that drill program, there were a total of 156 installed monitoring and baseline wells within the Lost Creek permit area.

Six deep, wide-spaced exploration holes were drilled in the southwest area of the project approximately 1 to 1½ miles (1.6-2.4 km) south of the main ore trend. Drilling depths were to 1200 feet (366 m). These holes were intended to test for potential roll fronts in the HJ, KM, and deeper horizons. The drill results confirmed the presence of the redox fronts which provided guidance for exploration activities on these targets.

The first stage of the 2011 drilling program included the installation of 19 monitor wells in preparation for the KM horizon pump test.  Results of the pump test will be utilized in the planned amendment to the mining permit for the KM Horizon.  Following installation of the monitor wells, the drilling program moved on to exploration drilling within an area of the Lost Creek Project where little prior drilling had occurred. During the program, 50 exploration holes were drilled for a total of approximately 58,430 feet (17,809 meters).  Of particular interest was the discovery of ore quality mineralization within the M Horizon, and continued observation of mineralization in the N Horizon. Before this program, these horizons were rarely penetrated by historic drilling and were not recognized as having particular potential. The ore encountered is sufficient to warrant additional exploration. The drilling program also confirmed that at Lost Creek the mineralized HJ trend continues beyond the previously established main mineral trend.

Design and development of the Lost Creek plant and facilities commenced in 2009, with the Ur-Energy engineering staff, assisted by TREC, Inc., completing detailed designs and specifications for all components of the Lost Creek plant. Ur-Energy selected Fagen, Inc., as general construction contractor for the plant facilities. Although construction of the Lost Creek plant will not begin until receipt of the final regulatory approval from the BLM, bids for all major process equipment at the Lost Creek project have been evaluated; procurement for long lead time items occurred in 2009-2010, and has resumed in 2011-2012. Purchase orders totaling US$2,013,095 were issued in 2009-2010 for ion exchange columns and other process equipment.

The Corporation’s Projects Adjoining Lost Creek Form the Lost Creek Property

The LC North Project (approximately 14,300 acres (5,787 hectares)) is located to the north and to the west of the Lost Creek Project. Historical wide-spaced exploration drilling on this project consisted of 161 drill holes. In 2007, URE drilled 30 exploration holes (approximately 29,600 ft (9,022 meters)) in two areas immediately north of the Lost Creek Project. The results of this drilling confirmed the existence of mineralization occurring in multiple horizons, many of which correlated stratigraphically with the mineralized HJ and KM Horizons in the Lost Creek Project area. Six of the drill holes had GT intercepts of ≥ 0.30 between the depths of 580 to 931 feet (177 to 284 meters).

In 2011, additional drilling was conducted on the LC North Project. In total, 105 holes and one well were drilled (total, 101,919 feet 31,065 meters)). Of interest here was the discovery of ore quality mineralization within the M and N Horizon in the LC North Project. Before this drilling program, the M and N Horizons had rarely been penetrated by historic drilling, and were not recognized as having particular potential. The 2012 Preliminary Economic Assessment reports a Mineral Resource at the LC North Project for the first time: 398,200 pounds eU3O8 (as an Inferred Mineral Resource), contained in 413,800 tons at a grade of 0.048% eU3O8. The 2012 Preliminary Economic Assessment recommends additional exploration drilling at the project to pursue the potential of an extension of the MMT in the HJ and KM Horizons.

The LC South Project (approximately 15,000 acres (6,070 hectares)) is located to the south and southeast of the Lost Creek Project. The Toby Project (approximately 472 acres (191 hectares)) adjoins the LC South Project at its southern boundary. Historical drilling on the LC South Project consisted of 482 drill holes. In 2010, Ur-Energy drilled 159 exploration holes (101,270 ft (30,876 meters)) which confirmed numerous individual roll front systems occurring within several stratigraphic horizons correlative to mineralized horizons in the Lost Creek Project. Also, a series of wide-spaced drill holes up to 1,200 feet (366 meters) in depth were part of this exploration program which identified deep oxidation (alteration) that represents the potential for several additional roll front horizons. The 2012 Preliminary Economic Assessment reports an Inferred Mineral Resource of 602,600 pounds eU3O8 contained in 710,000 tons, at a grade of 0.042% eU3O8 at the project. Additional drilling is recommended at the LC South Project, including to further evaluate the potential of deeper mineralization, and to test the FG trend.

The EN project (approximately 9,482 acres (3,837 hectares)) is adjacent to and east of LC South. Ur-Energy has reviewed over 50 historical drill logs from the EN project. In 2007, three deep stratigraphic holes totaling 8,590 feet (2,618 meters) were drilled to test mineralization below 2,000 feet (610 meters) which had been identified from historical data, which indicated the presence of mineralized redox fronts persisting at depth. Results of the three stratigraphic test wells substantiated mineralization and the presence of redox interfaces at that depth. In 2008, approximately two miles to the south, 11 wide-spaced exploration drill holes (maximum depth 1,170 feet (357 meters)) and a water well totaling 11,390 feet (3,472 meters) were completed on the property. Nine drill holes showed evidence of multiple mineralized horizons. Although no mineral resource is yet reported due to the limited nature of the data, the 2012 Preliminary Economic Assessment recommends that the EN project should be explored further, focusing initially on wide spaced framework drilling to assess regional alteration and stratigraphic relationships, to be followed by wide-spaced fence line drilling to test mineralization on any alteration fronts identified by the framework drilling.

Technical Report Summaries

The following is the executive summary excerpted in substantive form from the February 29, 2012 Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, authored by John K. Cooper, P.G. and SME Registered Member and Catherine L. Bull, P.E., both of Ur-Energy. The 2012 Preliminary Economic Assessment was prepared to update the mineral resource estimate following the 2011 drill program and to provide verification of the preliminary assessment and potential economic viability of the mineral resource of the Lost Creek project.

Summary from Preliminary Economic Assessment of the Lost Creek Property,

Sweetwater County, Wyoming

Ur-Energy Inc. (URE) generated this Preliminary Economic Assessment in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Properties (NI 43-101) in order to disclose the results of recent drilling programs at the Lost Creek Property and additional evaluation of the geology and mineralization within the Property. The recent drilling and geologic evaluation resulted in an increase in the mineral resource as described below. The Preliminary Economic Assessment for the Lost Creek Project was re-evaluated to ensure continued validity. For clarity, the Lost Creek Property includes five contiguous Project areas including: Lost Creek, LC North, LC South, EN, and Toby (see Figures 1 and 2).

The Lost Creek Property, located in the northeast corner of Sweetwater County approximately 90 miles southwest of Casper, Wyoming, consists of 33,734 acres of federal mineral claims and State of Wyoming Leases (see Figures 3a – 3d). The Property was extensively drilled in the 1970s by Texasgulf Inc. and Conoco. URE also performed exploratory and development drilling from 2006 on. Most recently, URE has conducted geological evaluations of existing drill data and gained 160,349 feet of new drilling during the 2011 drilling campaign. A total of 2,749 holes have been drilled on the Property with a total footage of 1,775,516 ft.

The Lost Creek Property is situated in the northeastern part of the Great Divide Basin (GDB) which is underlain by up to 25,000 ft. of Paleozoic to Quaternary sedimentary units (see Figures 4 and 5). Rock outcrops in the GDB are dominated by the Battle Spring Formation of Eocene age which also hosts the uranium mineralization considered in this report. The dominant lithology in the Battle Spring Formation is coarse arkosic sandstone, interbedded with intermittent mudstone, claystone and siltstone. Deposition occurred as alluvial-fluvial fan deposits within a south-southwest flowing paleodrainage. The uranium mineralization occurs as roll front type deposits (see Figure 7) where uranium precipitates out of solution when it contacts reduced rock.

The current resources at the Lost Creek Property as of this report, based on a minimum grade of 0.020% eU3O8 and a grade thickness (GT) equal to or greater than 0.30, are reported in Table 1 (see Figures 9a, 9b and 10). The majority of the resources are located within the HJ and KM Horizons within the Main Mineral Trend (MMT, as defined in Section 4.5) at the Lost Creek Project. URE is of the opinion that the classification of the resources as stated meets the CIM definitions as adopted by the CIM Council on November 27, 2010 as required. The mineral resource estimates in this report, based on historic and recent drilling, were completed by Mr. Cooper or completed under his supervision and reviewed and accepted.

Table 1: Property Resource Summary, February 29, 2012

	MEASURED			INDICATED			INFERRED
	AVG				SHORT		AVG	SHORT
	GRADE	SHORT TONS	POUNDS	AVG GRADE	TONS	POUNDS	GRADE	TONS	POUNDS
PROJECT	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	938.8	1,017.1
LC NORTH	—	—	—	—	—	—	0.048	413.8	398.2
LC SOUTH	—	—	—	—	—	—	0.042	710.0	602.6
EN	—	—	—	—	—	—	—	—	—
TOBY	—	—	—	—	—	—	—	—	—
GRAND TOTAL	MEASURED	2,692.1	2,942.9	INDICATED	2,413.8	2,822.4	INFERRED	2,062.6	2,017.8
				MEASURED+INDICATED =	5,105.9	5,765.3

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.

4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.

5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).

6.	The economic analysis is based on an 80 percent recovery of the total of mineral resources reported above.

Mineralization has also been identified along the MMT within Horizons both above and below the HJ and KM (see Figure 6 for a stratigraphic column). The FG Horizon, and to a lesser extent the DE Horizon, both contain numerous occurrences of mineralization. These horizons have not been specifically targeted by drilling. Rather, current knowledge of these occurrences was derived from drilling which targeted deeper horizons. URE has recently conducted a thorough review of the mineralization within the FG and the results are contained within the current resource estimate. However, mineralization within the DE was deemed insignificant enough to not warrant inclusion in this resource estimate. Furthermore, most of the DE Horizon lies above the water table and thus is not amenable to ISR extraction.

Preliminary leach tests indicate that the mineralization is amenable to leaching with an oxidizing bicarbonate solution. Mineralized horizons, which are separated by numerous aquitards, occur from near surface to greater than 1,000 ft. bgs (below ground surface).

URE is currently advancing the Lost Creek Project through the permitting process. To date, the U.S. Nuclear Regulatory Commission (NRC) and the Wyoming Department of Environmental Quality (WDEQ) have granted approval for the Project. The U.S. Bureau of Land Management (BLM) is continuing its review with a scheduled completion date of early summer 2012. URE plans to begin construction at the Lost Creek Project during the summer of 2012 and begin production in the spring of 2013.

The 2011 drilling program was largely focused on areas outside the MMT and therefore had no impact, positive or negative, on the resources forming the basis of the March 2011 Preliminary Assessment completed by TREC Inc. Since there were no changes to the MMT resources, the economic analysis performed by TREC, Inc. in March of 2011 was reviewed by Mrs. Bull for validity. Approximately ten percent of the costs and assumptions used in the economic analysis and 100% of the formulas were checked for validity and fell within the +/- 15% confidence interval. It was determined that the economic analysis is still valid and is presented in this Preliminary Economic Assessment.

Using the estimated CAPEX, OPEX and closure costs presented herein, a cash flow statement has been developed and is provided in Table 12. The statement assumes no escalation, no debt, no debt interest or capital repayment and no depreciation or income tax costs. The sale price for the produced uranium is assumed to vary based on the RBC Dominion Securities, Uranium Market Outlook, Fourth Quarter 2010 (RBC, Q4 2010). The revenue for the cash flow estimate was developed using the GT contour mineral resource estimate for the Project, and further assumes that, based on an 80% recovery factor, approximately 4.81 million pounds of U3O8 will be recovered from the MMT at the Lost Creek Project.

CAPEX costs were developed based on the current Project design, quantities and unit costs obtained from various sources. Mrs. Bull predicts the level of accuracy of the CAPEX estimate is +/- 15%. The estimated costs for the major items identified in this study have been sourced in the United States.

OPEX cost estimates were developed by evaluating each process unit operation and associated operating services (power, water, air, waste disposal), infrastructure (offices, change rooms, shop), salary plus burden, and environmental control (heat, air conditioning, monitoring). The OPEX estimate is based on URE’s development plan, deliverables, process flow sheets, process design, materials balance and Project manpower schedule. The annual OPEX and Closure cost summary is provided in Table 10. Mrs. Bull predicts the level of accuracy of the OPEX estimate is +/- 15%.

The Net Present Value (NPV) calculations make the simplifying assumption that cash flows occur in the middle of the periods. The NPV is calculated from the discounted cash flow model and is based on the CAPEX, OPEX and closure cost estimates, a variable future uranium price (RBC, Q4 2010) and the anticipated production schedule.

The Lost Creek Project has initial capital costs of $35.06 million including: Plant cost of $17.5 million, pre-production costs of $7.8 million, initial Resource Area construction cost of $5.62 million; and DDW cost $4.125 million. As described, URE has purchased, or has purchased and partially paid for, some Plant equipment prior to the date of the original economic calculations (March, 2011). Costs for that equipment are considered sunk costs and are not included in the Project totals presented here.

Construction is expected to commence during the summer of 2012 upon the receipt of all the required permits. The Project is estimated to generate net earnings over the life of the Project, before income tax, of $178.96 million. Payback is estimated at the end of one year of operation. It is estimated that the Project has an IRR of 91% and a NPV of $118.1 million applying an eight percent discount rate. The estimated cost of uranium produced is $42.65 per pound including all costs, with an estimated operation cost of $19.66 per pound.

In conclusion, recent drilling and evaluation have identified a total of 542,300 pounds of new resources in the Measured and Indicated categories, as well as 1,234,800 pounds in the Inferred category, all of which are attributable to the Lost Creek Property. These can be summarized as:

Measured:	287,900 new lbs.
Indicated:	254,400 new lbs.
Inferred:	1,234,800 new lbs.

By Project, the new mineral resources can be sub-divided as:

Lost Creek Project:
Measured + Indicated:	542,300 new lbs.
Inferred:	234,000 new lbs.

LC North Project
Inferred:	398,200 new lbs.

LC South Project:
Inferred:	602,600 new lbs.

With the addition of the resources stated above, the total mineral resource for the Lost Creek Property currently stands at 5,765,300 lbs. in the Measured and Indicated categories with an additional 2,017,800 lbs. as Inferred.

Recommendations for the Property can be broken into three general categories: production, delineation and exploration. Upon completion of the permitting process the primary goal should be to construct the facility and initiate production. Finances generated from production should then be used to fund additional delineation and exploration drilling as follows.

Resources within the MMT that currently fall within the Inferred Category should be delineated in order to bring them into the Measured or Indicated Categories. These delineation efforts should focus on the eastern and western edges of the MMT since these areas contain significant resources and would be the logical choice for recovery during the early years of mining.

Exploration is recommended for several areas of the Property with a priority placed on the northeastern portion of the Lost Creek Project and the western portion of the LC North Project. These two areas appear to be extensions of the MMT and contain redox fronts in the KM, HJ and Deep Horizons that warrant further exploration. An additional 300 drill holes at an estimated cost of $2.7 million dollars is believed to be sufficient to bring the resources in these areas into the Inferred category.

Additional exploration at the LC South Project is also recommended with the goal of further defining mineralization within the FG, HJ, KM and Deep Horizons. An additional 400 holes at an approximate cost of $3.6 million dollars is recommended.

Finally, wide spaced framework drilling at the EN Project is recommended in order to locate regional alteration fronts. A total of 150 holes at an estimated cost of $1.5 million dollars are recommended.

All delineation and exploration drilling should be performed under the management of geologists with uranium-roll front experience. The recommended drill programs are simply approximations and should be adjusted routinely as more holes are drilled, reflecting an up-to-date geologic interpretation.

Cautionary statement: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

RISK FACTORS

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the Common Shares of the Corporation. The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s Common Shares could decline, and shareholders may lose part or even all of their investment.

Exploration Stage Corporation

The Corporation is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Corporation’s property interests are in the exploration stage. Accordingly, there is little likelihood that the Corporation will realize profits in the short term. Any profitability in the future from the Corporation’s business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, there can be no assurance, even when an economic deposit of minerals is located, that any of the Corporation’s property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish resources and reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Uranium prices may affect the economic viability of projects

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Corporation’s control including international, economic and political trends; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the longer-term effects on the market due to the events following the earthquake and tsunami in Japan; governmental regulations; expectations of inflation; currency exchange fluctuations; interest rates; global or regional consumption patterns; speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Corporation’s properties, cannot accurately be predicted. Because the Corporation remains at the exploration stage, it is not yet possible for the Corporation to control the impact of fluctuations in the price of uranium; however, the Corporation employs pricing strategies through its off-take sales arrangements in an effort to mitigate this risk.

Permitting, licensing and approval processes may result in conditions which the Corporation may be unable to achieve

Many of the operations of the Corporation require licenses and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting or proposes to conduct under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific operating conditions. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

Environmental regulations are increasing and costly

Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in intended activities, and potentially expose the Corporation to litigation. The Corporation cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on the Corporation’s operations. Historic exploration activities have occurred on many of the Corporation’s properties and mining and energy production activities have occurred near certain of the Corporation’s properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes.

Uranium Market and Limited Customers

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond the control of the Corporation. The price of uranium may experience volatile and significant price movements over short periods of time. See “Risk Factors – Uranium Prices” above. Factors affecting the market include demand for nuclear power; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the continuing effects on the market due to the events following the earthquake and tsunami in Japan in March 2011; political and economic conditions in uranium mining, producing and consuming countries; costs and availability of financing of nuclear plants; reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in geographical areas such as Russia, Africa and Australia.

Deregulation of the Electrical Utility Industry and Acceptance of Nuclear Energy

The Corporation’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors. Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of the nuclear technology as a means of generating electricity. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

Value of the Common Shares

The value of the Corporation’s Common Shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Corporation’s business strategy, competition, financial markets, commodity prices or applicable regulations which may affect the business of the Corporation and other factors.

Regulatory Requirements

The Corporation’s business is subject to various federal, state, provincial and local laws governing prospecting and development, taxes, labor standards and occupational health, mine and radiation safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively restore mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties and potentially expose the Corporation to litigation. There can be no assurance that the Corporation will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to delay or prohibit the Corporation from proceeding with certain exploration and development. Further, there is no assurance that the Corporation will not face challenges to regulatory decisions, when made, by third parties, which will cause additional delay and expense.

Additional Funding

Additional funds will be required for future exploration, development and production. The source of future funds available to the Corporation is through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding, borrowing of funds or other debt structure, project financing, or the sale of interests in company assets. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation’s business and financial position. In addition, any future equity financings by the Corporation may result in substantial dilution for existing shareholders of the Corporation.

No current mineral reserves

Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade, or production costs may affect the economic viability of the Corporation’s properties.

Management, Dependence on Key Personnel, Contractors and Service Providers

Shareholders will be relying on the good faith, experience and judgment of the Corporation’s management and advisors in supervising and providing for the effective management of the business and the operations of the Corporation and in selecting and developing new investment and expansion opportunities. The Corporation may need to recruit additional qualified employees, contractors and service providers to supplement existing management, the availability of which cannot be assured. The Corporation will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Corporation’s business and operations. The Corporation does not hold key man insurance in respect of any of its executive officers.

Mining operations involve a high degree of risk and the results of exploration and ultimate productions are highly uncertain

The exploration for, and development of, mineral deposits involves significant risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources or reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs planned by the Corporation will result in a profitable commercial operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Corporation’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of uranium, including unusual and unexpected geology formations, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Possible Amendment to Mining Law of 1872

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact the Corporation’s ability to develop mineralized material on unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the financial performance of the Corporation.

Competition

The international uranium industry is highly competitive. The Corporation’s activities are directed toward the search, evaluation, acquisition and development of uranium deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uncertain Global Economic Conditions

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. The impacts of a global recession or depression, commodity price fluctuations, the availability of capital and the acceptance of nuclear energy may have consequences on the Corporation and its share price. In addition, it could have consequences on the nuclear industry’s ability to finance future construction of nuclear generating facilities. Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation’s budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

Acquisitions and Integration

From time to time, the Corporation examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Corporation’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital to finance any such acquisition, the Corporation’s leverage will be increased. If the Corporation chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Corporation may choose to finance any such acquisition with its existing resources. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Lack of Earnings and Dividend Record

The Corporation has no earnings or dividend record. It has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of the Board of the Corporation after taking into account many factors, including the Corporation’s financial condition and current and anticipated cash needs.

Impact of Hedging Activities on Profitability

Although the Corporation has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings. Hedging activities are intended to protect the Corporation from the fluctuations of the price of uranium and to minimize the effect of declines in uranium prices on results of operations for a period of time. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

Title to Property May Be Uncertain

Although the Corporation has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Corporation’s interests. The Corporation’s mineral properties in the United States consist of leases to private mineral rights, leases covering state lands and unpatented mining claims. Many of the Corporation’s mining properties in the United States are unpatented mining claims to which the Corporation has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. The present status of the Corporation’s unpatented mining claims located on public lands allows the Corporation the exclusive right to mine and remove valuable minerals. The Corporation is allowed to use the surface of the public lands solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. The Corporation remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. The Corporation has taken or will take appropriate curative measures to ensure proper title to its properties where necessary and where possible.

Land Claims

Certain properties in which the Corporation has an interest may be the subject of aboriginal land claims. As a result of these claims, the Corporation may be significantly delayed or unable to pursue exploration and production activities in respect of these properties or may have to expend considerable management resources and funds to adequately meet the regulatory requirements to pursue activities in respect of these properties.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. From time to time, the Corporation may be involved in disputes with other parties which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If the Corporation is unable to resolve any such disputes favorably, it could have a material adverse effect on the Corporation’s financial position, results of operations or the Corporation’s property development.

Uninsured Hazards

The Corporation currently carries insurance coverage for general liability, directors’ and officers’ liability and other matters. The Corporation intends to carry insurance to protect against certain risks in such amounts as it considers adequate. The nature of the risks the Corporation faces in the conduct of its operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Corporation’s business and financial position.

Conflicts of Interest

Certain directors of the Corporation also serve as directors and officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

U.S. Federal Income Tax Consequences to U.S. Shareholders Under the Passive Foreign Investment Company Rules

The Corporation expects, based upon current business plans and financial expectations, that it will be classified as a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions.

The adverse tax consequences under the PFIC rules may be reduced or mitigated if a U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. The Corporation will use its commercially reasonable efforts to make available to U.S. Holders, upon their written request: (a) timely and accurate information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which the Corporation is a PFIC, upon written request, all information and documentation that such purchaser making a “qualified electing fund” election pursuant to Section 1295 of the U.S. Internal Revenue Code with respect to the Corporation and each more than 50% owned subsidiary which constitutes a PFIC is required to obtain for U.S. federal income tax purposes. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Status as a Foreign Private Issuer

Ur-Energy is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. In order for the Corporation to maintain its current status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned of record by non-residents of the U.S., as it does not currently satisfy any of the additional requirements necessary to preserve this status. The Corporation is likely in the future to lose its foreign private issuer status if a majority of its shares are owned of record by residents of the U.S. and it continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If it is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms required of a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Further, if the Corporation engages in capital raising activities through private placements after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

DIVIDENDS

As of the date hereof, the Corporation has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Corporation to finance future growth, the general financial condition of the Corporation and other factors which the Board of the Corporation may consider appropriate in the circumstances.

CAPITAL STRUCTURE OF THE CORPORATION

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class A Preference Shares. As of March 2, 2012, 121,062,734 Common Shares are issued and outstanding and no preferred shares are issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation. The holders of Common Shares are also entitled to dividends, if and when declared by the Board of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

The Corporation’s Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future. The Class A Preference Shares, may, at the discretion of the Board of the Corporation, be entitled to a preference over the Common Shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

MARKET FOR SECURITIES OF THE CORPORATION

Since November 29, 2005, the Corporation’s Common Shares have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol “URE.” The following table sets forth the price range per share and trading volume for the Common Shares:

	TSX
	Common Shares
	Volume	High	Low
2011		CDN$
January	12,866,900	$3.34	$2.46
February	12,962,400	$3.35	$2.58
March	27,579,800	$2.80	$1.22
April	5,369,000	$1.80	$1.49
May	4,695,700	$1.77	$1.42
June	4,691,500	$1.71	$1.31
July	2,900,500	$1.61	$1.44
August	3,751,900	$1.63	$1.09
September	3,154,300	$1.27	$0.89
October	2,667,500	$1.36	$0.79
November	1,984,800	$1.22	$0.88
December	1,613,900	$1.10	$0.84
2012
January	3,972,000	$1.44	$0.86
February	4,391,900	$1.49	$1.11

Since July 24, 2008, the Corporation’s Common Shares have been listed for trading on the NYSE Amex Equities exchange under the trading symbol “URG.” The following table sets forth the price range per share and trading volume for the Common Shares:

	NYSE AMEX
	Common Shares
	Volume	High	Low
2011		US$
January	33,820,800	$3.33	$2.48
February	26,079,600	$3.37	$2.63
March	70,950,600	$2.86	$1.25
April	16,599,200	$1.86	$1.54
May	16,555,300	$1.80	$1.46
June	25,143,700	$1.74	$1.34
July	11,345,800	$1.70	$1.51
August	17,075,800	$1.72	$1.09
September	10,477,400	$1.30	$0.85
October	12,028,600	$1.44	$0.75
November	7,204,600	$1.24	$0.85
December	7,349,300	$1.09	$0.83
2012
January	9,110,100	$1.44	$0.85
February	11,646,700	$1.50	$1.10

DIRECTORS AND EXECUTIVE OFFICERS

Set out below are the names, committee memberships, municipalities of residence, principal occupations, periods of service, and ownership or control of Common Shares of the Corporation, of the directors and executive officers of the Corporation, as at the date hereof:

	Position with
	Corporation and		Common Shares
Name and	Principal Occupation		Beneficially Owned or
Municipality of	Within the Past Five	Period(s) of Service as	Subject to Control or
Residence	Years	a Director	Direction
Jeffrey T. Klenda Golden, Colorado	Chair and Executive Director	August 2004 – present	1,576,147

Wayne W. Heili Casper, Wyoming	President and CEO, and Director (formerly, Vice-President, Mining and Engineering)	May 2011 - present	52,795

W. William Boberg(5) Morrison, Colorado	Director (formerly President and CEO of Ur-Energy)	January 2006 – present	590,621

James M. Franklin(1) (5) Ottawa, Ontario	Director Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present	455,011

Paul Macdonell(1)(2)(3) (4)(6) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present	95,011

Thomas Parker (1) (2) (3)(4)(5) Kalispell, Montana	Director Mining Corporation Executive	July 2007 – present	9,011

Roger L. Smith(4) Littleton, Colorado	Chief Financial Officer and Chief Administration Officer (formerly, CFO and Vice President, Finance, IT and Administration)	N/A	45,690

Steven M. Hatten Casper, Wyoming	Vice President Operations (formerly, Director, Engineering & Operations; Engineering Manager)	N/A	3,497

John W. Cash Casper, Wyoming	Vice President, Regulatory Affairs, Exploration and Geology (formerly, Director Regulatory Affairs; Environment, Health, Safety and Regulatory Affairs Manager)	N/A	13,983

Penne A. Goplerud Golden, Colorado	Corporate Counsel and General Counsel (formerly, Associate General Counsel)	N/A	4,617

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of Treasury and Investment Committee.
(5	Member of the Technical Committee.
(6)	Mr. Macdonell was a director of Wedge Energy International Inc. (“Wedge”). Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007. The Order was lifted by the OSC on August 14, 2007.

The following sets out additional information with respect to the age, education, experience and employment history during the past five years of each of the directors and executive officers referred to above.

Directors

Jeffrey T. Klenda, 55, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices. In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies. Mr. Klenda co-founded Ur-Energy in 2004. Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

Wayne W. Heili, 46, B.Sc.	President, Chief Executive Officer and Director

Mr. Heili is the Corporation’s President and Chief Executive Officer, and is a director (since May 2011).  Prior to being named Ur-Energy’s President and CEO, Mr. Heili served as the Vice President, Mining & Engineering to the Corporation, and briefly as President and Chief Operating Officer.  His career spans more than 20 years in which he has provided engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and in situ recovery uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing.

W. William (Bill) Boberg, 72, M.Sc., P Geo	Director

Mr. Boberg served as the Corporation’s President and Chief Executive Officer from January 2006 until July 31, 2011; he has served as a director of the corporation since January 2006. Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation, he was a consulting geologist having over 40 years’ experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa. Mr. Boberg has worked for Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists. Mr. Boberg has over 20 years of experience exploring for uranium in the continental U.S. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming’s Powder River Basin. He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado. He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists. He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a certified geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists. Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 69, Ph. D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003) and of Nuinsco Resources Ltd. (since December 2010).

Paul Macdonell, 59, Diploma Public Admin.	Director & Chair of Compensation Committee
Chair of Corporate Governance and Nominating Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Thomas Parker, 69, M.Sc., P.E.	Director & Chair of Audit Committee
Chair of Treasury & Investment Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 47 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker was President and CEO of U.S. Silver Corporation until February 2012 and remains a Director.  Prior to that, Mr. Parker was President and CEO of Gold Crest Mines, Inc., before which  he was the President and CEO of High Plains Uranium, Inc. a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions including with Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience working in Niger, France and Venezuela.

Additional Executive Officers

Roger L. Smith, 53, CPA, MBA, CGMA	Chief Financial Officer and
Chief Administrative Officer

Mr. Smith has 25 years of mining and manufacturing experience including finance, accounting, IT, ERP and systems implementations, mergers, acquisitions, audit, tax and public and private reporting in international environments. Mr. Smith served as the CFO and Vice President Finance, IT and Administration to the Corporation until May 2011, when he assumed the title and responsibilities of Chief Administrative Officer as well as Chief Financial Officer. Mr. Smith joined Ur-Energy in May 2007, after having served as Vice President, Finance for Luzenac America, Inc., a subsidiary of Rio Tinto PLC and Director of Financial Planning and Analysis for Rio Tinto Minerals, a division of Rio Tinto PLC from September 2000 to May 2007. Mr. Smith has also held such positions as Vice President Finance, Corporate Controller, Accounting Manager, and Internal Auditor with companies such as Vista Gold Corporation, Westmont Gold Inc. and Homestake Mining Corporation. He has a Master of Business Administration and Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Steven M. Hatten, 48, B.Sc.	Vice President Operations

Prior to being named Vice President Operations of the Corporation, Mr. Hatten served as Ur-Energy’s Engineering Manager from 2007 to 2010 and as Director of Engineering and Operations since 2010. He has over 20 years of experience with a strong background in in situ recovery uranium design and operations. He previously worked as a Project Engineer for Power Resources, Inc., the Manager Wellfield Operations for Rio Algom Mining Corp. and Operations Manager at Cameco’s Smith Ranch – Highland Facility. Mr. Hatten has a Bachelor of Science in Petroleum Engineering from Texas Tech University.

John W. Cash, 39, M.Sc.	Vice President Regulatory Affairs, Exploration & Geology

Prior to being named Vice President Regulatory Affairs, Exploration & Geology, Mr. Cash served as Ur-Energy’s Environment, Health, Safety and Regulatory Affairs Manager from 2007 to 2010 and as Director of Regulatory Affairs since 2010. He previously worked for Crow Butte Resources, Inc. a subsidiary of Cameco, from 2002 to 2007, including as Senior Environmental/Safety Superintendent, Safety Director/Wellfield Supervisor and Operations Superintendent. He is a Fellow of the World Nuclear University Summer Institute, 2005. Mr. Cash has a M.Sc. Geology and Geophysics from the University of Missouri-Rolla.

Penne A. Goplerud, 50, JD	General Counsel & Corporate Secretary

Ms. Goplerud has more than 20 years of diverse legal experience in complex litigation, business and natural resources transactions. She has represented clients in commercial litigation, arbitration and mediation, involving mining, oil and gas, commercial and corporate disputes, securities and environmental law. Prior to joining the Corporation as Associate General Counsel in 2007, much of Ms. Goplerud’s practice was in natural resources and transactional work. Ms. Goplerud obtained her JD from the University of Iowa College of Law.

The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed, unless his office is vacated before that time in accordance with the by-laws of the Corporation.

As at March 2, 2012, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over 2,846,383 Common Shares, representing approximately 2.35% of the Corporation’s outstanding Common Shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

Except as noted under the heading “Directors and Executive Officers,” none of the directors or officers of the Corporation is, or has been within the prior ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the directors of officers of the Corporation has, during the ten prior years, become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

AUDIT COMMITTEE

Audit Committee Mandate

The Audit Committee reviews its charter on a yearly basis, and did so most recently on February 28, 2012. The text of the Amended and Restated Audit Committee Charter amended by the Corporation’s Board on February 28, 2012, is attached as Schedule “A.”

Composition of the Audit Committee

As of March 2, 2012, the Audit Committee of the Corporation (the “Committee”) was composed of Thomas Parker (Chair), Paul Macdonell, and James Franklin.

The Board of Directors believes that the composition of the Committee reflects financial literacy and expertise. Currently, Thomas Parker, Paul Macdonell, and James Franklin have been determined by the Board to be independent pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE Amex. Each of the members is financially literate as defined in NI 52-110 and as defined under U.S. securities laws and stock exchange rules. Mr. Parker is the Committee’s “designated financial expert” as that term is defined by the rules of the SEC and the NYSE Amex Company Guide. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. Each member’s education and experience relevant to the performance of his responsibilities as a Committee member is set forth, above, in his biography.

Pre-Approval Policies and Procedures

The Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

External Auditors and Service Fees

PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004. PricewaterhouseCoopers LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

The following table presents the fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audits of the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2011 and 2010, and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods. All services reflected in the following table for 2011 and 2010 were pre-approved in accordance with the policy of the Audit Committee of the Board.

Years ending	Audit fees (1)	Audit related fees (2)	Tax fees (3)	All other fees(4)
December 31, 2011	$140,000	$75 000	-	$3,500
December 31, 2010	$90,000	$51,000	$1,379	-

(1)	Audit fees consisted of audit services, reporting on internal control over financial reporting and review of documents filed with the securities offices.
(2)	Audit related fees were for services in connection with quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s securities filings as required by the Canadian and United States government.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	Other fees were for other consulting services provided to the Corporation.

The Audit Committee has determined that the provision by PricewaterhouseCoopers LLP of the non-audit services referred to above is compatible with the maintenance of that firm’s independence.

CONFLICTS OF INTEREST

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining, exploration or resource companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies. While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of the exploration and activities of these other companies.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Corporation has had any material interest, direct or indirect, in any material transaction since the incorporation of the Corporation or in any proposed transaction which has or may materially affect the Corporation.

In February 2012, BlackRock, Inc., an insider of the Corporation, through one of its investment advisory subsidiaries, participated in a brokered private placement financing under which the Corporation issued 17,500,000 Common Shares at a price of $1.00 per share for gross proceeds of $17,500,000. Through its subsidiary, BlackRock, Inc. subscribed for 2,000,000 Common Shares issued under the placement, following which BlackRock, Inc. is expected to hold approximately 16.75% of the issued and outstanding Common Shares of the Corporation.

In June 2010, BlackRock, Inc., again through one of its investment subsidiaries, participated in a brokered private placement financing under which the Corporation issued 5,000,000 Common Shares at a price of $1.00 per share for gross proceeds of $5,000,000.  Through its subsidiary, BlackRock, Inc., subscribed for all of the 5,000,000 Common Shares issued under the placement, following which BlackRock, Inc. held approximately 16.16% of the issued and outstanding shares of the Corporation.

Certain of the directors and/or officers of the Corporation are also directors and/or officers of other natural resource companies. See “Conflicts of Interests,” above. Consequently, there exists the possibility for such directors and/or officers to be a position of conflict. Any decision made by any of such directors and/or officers of the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, at meetings of the Board of the Corporation, any director with an interest in a matter being considered will declare such interest and refrain from voting on such matter.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the Corporation’s registrar and transfer agent. The register of the transfers of the Common Shares of the Corporation is located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. Computershare Trust Company N.A. is the U.S. Co-Transfer Agent and Co-Registrar for the Corporation, and is located in Golden, Colorado.

MATERIAL CONTRACTS

The Corporation entered into an agency agreement dated February 23, 2012 (the “Agency Agreement”) with Dundee Securities Ltd. and ROTH Capital Partners, LLC. See discussion above under the heading “General Development of the Business – Corporate and Financing Developments.”

The Corporation entered into an underwriting agreement dated February 11, 2011 (the “Underwriting Agreement”) with Canaccord Genuity Corp., Raymond James Ltd., Rodman & Renshaw, LLC, Macquarie Capital Markets Canada Ltd. and ROTH Capital Partners, LLC. See above “General Development of the Business – Corporate and Financing Developments.” The Underwriting Agreement was terminated on March 11, 2011.

There were no other contracts entered into by the Corporation for the fiscal year ending December 31, 2011 which were material and entered into outside the ordinary course of business, or in the ordinary course of business under the criteria set out in National Instrument 51-102 – Continuous Disclosure Obligations.

INTERESTS OF EXPERTS

As of March 2, 2012, John K. Cooper, Production Geologist of Ur-Energy USA Inc., and the co-author of the Corporation’s technical report under NI 43-101 in respect of the Lost Creek Property: Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming (February 29, 2012), is an employee of a wholly-owned subsidiary of the Corporation, and owns 1,393 Common Shares of the Corporation. Mr. Cooper is also eligible to, and does, from time to time, participate in grants originating from the Corporation’s Stock Option Plan and RSU Plan; he holds both options and RSUs currently.

As of March 2, 2012, Catherine L. Bull, Project Engineer of Ur-Energy USA Inc., and the co-author of the Corporation’s technical report under NI 43-101in respect of the Lost Creek Property: Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming (February 29, 2012), is an employee of a wholly-owned subsidiary of the Corporation, and owns 3,022 Common Shares of the Corporation. Mrs. Bull is also eligible to, and does, from time to time, participate in grants originating from the Corporation’s Stock Option Plan and RSU Plan; she holds both options and RSUs currently.

As of March 2, 2012, C. Stewart Wallis, P.Geo, of Sundance Geological Ltd. and the author of the Corporation’s technical report under NI 43-101 in respect of the Technical Report on the Lost Soldier Project, Wyoming (July 2006), does not own beneficially, directly or indirectly, or exercise any control over, any of the outstanding Common Shares of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and filed with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml. Upon request to the Corporate Secretary of the Corporation at the Corporation’s registered office, 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5, the Corporation will provide any person with a copy of:

(a)          this annual information form;

(b)          the management information circular prepared by the Corporation in connection with its annual and special meeting of shareholders held on April 26, 2011;

(c)          any of the Corporation’s unaudited interim reports to shareholders issued after December 31, 2011; and

(d)          any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Corporation or any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Corporation without charge and by any other person upon payment of a reasonable charge.

Additional information including directors and executive officers remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, where applicable, will be contained in the management information circular prepared by the Corporation in connection with its annual and special meeting of shareholders expected to be held on May 10, 2012. Additional financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2011.

 SCHEDULE “A”

Ur-Energy Inc.

Amended and Restated

Audit Committee Charter

As Amended

February 28, 2012

TABLE OF CONTENTS

1.	PURPOSE		1

2.	AUTHORITY		1

3.	COMPOSITION		2

4.	MEETINGS		2

5.	RESPONSIBILITIES		2

	A.	Financial Statements	2
	B.	Internal Control	3
	C.	Internal Audit	3
	D.	Independent Audit	4
	E.	Compliance	5
	F.	Reporting Responsibilities	5
	G.	Other Responsibilities	5

i

1.          PURPOSE

  The purpose of the Audit Committee of Ur-Energy Inc. (the “Corporation”) is to assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities for (1) the integrity of the Corporation’s accounting and financial reporting processes, (2) the Corporation’s compliance with legal and regulatory requirements, (3) the independence and qualifications of the Corporation’s independent auditors, and (4) the performance of the Corporation’s internal audit function and independent auditors.

2.          AUTHORITY

  The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

•	Recommend to the Board and to the shareholders the nomination of the independent auditors and the compensation of the independent auditors, subject to shareholder approval.

•	Oversee the work of the independent auditors employed by the Corporation to conduct the annual audit and quarterly reviews. The independent auditors will report directly to the Audit Committee.

•	Evaluate the independence of and take appropriate action to oversee the independence of the independent auditors.

•	Resolve any disagreements between management and the independent auditors regarding financial reporting.

•	Pre-approve all auditing and permitted non-audit services performed by the Corporation’s independent auditors, subject to and in accordance with applicable Canadian and US securities laws, including Section 10A(i)(1) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and establish procedures for the pre-approval of such services.

•	Seek any information the Audit Committee requires from employees, all of whom are directed to cooperate with the Audit Committee’s requests, or external parties.

•	Meet with Corporation officers, independent auditors, or outside counsel, as necessary.

•	Retain such outside counsel, including independent counsel, experts or other advisors as the Audit Committee may deem appropriate in its sole discretion along with approval of related fees and retention terms, at the expense of the Corporation, which shall provide adequate funding for such purposes. The Corporation shall also provide the Audit Committee with adequate funding for the ordinary administrative expenses of the Audit Committee.

•	The Audit Committee may delegate authority to subcommittees, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Audit Committee at its next scheduled meeting.

3.          COMPOSITION

  The Audit Committee will consist of at least three members of the Board. The Board will appoint Audit Committee members and the Chair of the Audit Committee. In selecting the members and chair, the Board takes into consideration those directors who bring background, skills and experience relevant to financial statement review and analysis.

Subject to the exemptions set forth therein, each Audit Committee member will be both independent and financially literate as set forth under applicable stock exchange rules, Multilateral Instrument 52-110 Audit Committees and Rule 10A-3 under the Exchange Act.

At least one member of the Audit Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

4.          MEETINGS

  The Audit Committee will meet at least once in each calendar quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone- or video-conference. A quorum of the Audit Committee is a majority of its members. The Audit Committee will invite members of management, the independent auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with independent auditors. It will also meet periodically in executive session. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

5.          RESPONSIBILITIES

  The Audit Committee will carry out the following responsibilities:

A.           Financial Statements

•	Review significant accounting and reporting issues and understand their impact on the financial statements. These issues may include:

o	Complex or unusual transactions and highly judgmental areas;

o	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles; or

o	The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

•	Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

•	Review with management and the independent auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management.

•	Discuss the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	Review disclosures made by chief executive officer and chief financial officer during the annual and quarterly certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation’s internal controls.

•	Discuss earnings press releases (particularly use of “pro forma,” or “adjusted” non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made). The Audit Committee does not need to discuss each release in advance.

B.           Internal Control

•	Consider and evaluate the effectiveness of the Corporation’s internal control system, including information technology security and control.

•	Understand the scope of internal and independent auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

C.           Internal Audit

•	Review with management and the chief financial officer, the plans, activities, staffing, and organizational structure of the internal audit function.

•	Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the chief financial officer.

•	Review the effectiveness of the internal audit function.

•	On a regular basis, meet separately with the chief financial officer to discuss any matters that the Audit Committee or internal audit believes should be discussed privately.

D.           Independent Audit

•	Review the independent auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit.

•	Review the performance of the independent auditors, and recommend approval on the appointment or discharge of the independent auditors to the Board and to the shareholders. In performing this review, the Audit Committee will:

o	At least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the independent auditor’s independence) all relationships between the independent auditor and the Corporation, including in accordance with Independence Standards Board Standard 1;

o	Take into account the opinions of management and internal audit;

o	Review and evaluate the lead partner of the independent auditor; and

o	Present its conclusions with respect to the independent auditor to the Board.

•	Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

•	Present its conclusions with respect to the independent auditor to the Board.

•	Set clear hiring policies for employees or former employees of the independent auditors.

•	On a regular basis, meet separately with the independent auditors to discuss any matters that the Audit Committee or independent auditors believe should be discussed privately.

E.           Compliance

•	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of noncompliance.

•	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters.

•	Review the findings of any examinations by regulatory agencies, and any internal or independent auditor observations.

•	Review and approve in advance any proposed “related person” transactions that the Corporation is required to disclose in any reports the Corporation is required to file.

F.           Reporting Responsibilities

•	Regularly report to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s independent auditors, and the performance of the internal audit function.

•	Provide an open avenue of communication between internal audit, the independent auditors, and the Board.

•	Report annually to the shareholders, describing the Audit Committee’s composition, responsibilities and how they were discharged, and any other information required by applicable stock exchange rules or securities laws, including approval of non-audit services.

•	Review the Annual Information Form and report thereon to the Board.

•	Prepare the Audit Committee’s annual report for the Corporation’s management proxy circular.

•	Review any other reports the Corporation issues that relate to Audit Committee responsibilities.

G.           Other Responsibilities

•	Discuss with management the Corporation’s major policies with respect to risk assessment and risk management.

•	Perform other activities related to this Audit Committee charter as requested by the Board.

•	Institute and oversee special investigations as needed.

•	Review and assess the adequacy of the Audit Committee charter annually, requesting board of director approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

•	Confirm annually that all responsibilities outlined in this Audit Committee charter have been carried out.

•	Evaluate the Audit Committee’s and individual members’ performance at least annually.

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